Exhibit 99.1

VivoPower International PLC Announces Appointment of New General Counsel

LONDON, April 22, 2021 (GLOBE NEWSWIRE) - VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce that James Howell-Richardson has joined the Company in the role of General Counsel.

Based in London, Mr. Howell-Richardson spent the last decade working as part of the senior leadership team for NYSE-listed Bristow Group Inc., the world’s leading global helicopter operator. In that role, Mr. Howell-Richardson oversaw the legal function and a number of technical areas including joint ventures, mergers and acquisitions, corporate governance, public procurement and commercial contract negotiations with blue chip clients. He has led and been an integral part of numerous complex corporate and organizational restructures and transformations. Mr. Howell-Richardson has also held several international directorships across the globe.

Executive Chairman and CEO of the Company, Kevin Chin, commented, “James’s depth of strategic, management and legal knowledge give him an all-around ability to help support and deliver the objectives of the Company. We are very pleased to welcome him to VivoPower as a vital member of our leadership group.”

About VivoPower

VivoPower is a sustainable energy solutions company focused on battery storage, electric solutions for customized and ruggedized fleet applications, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonization solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom and the United States.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the United States federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about Mr. Howell-Richardson’s ability to support the objectives of the Company. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

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